
Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

18th February 2005



05006320

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH. D.C. 179 SECTION

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of an announcement made by Jardine Cycle & Carriage Limited, a subsidiary of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED



Neil M McNamara
Group Corporate Secretary

Encl



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

18th February 2005
For immediate release

Jardine Cycle & Carriage Limited
2004 Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 60%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin Harris
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong



Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

18 February 2005

www.jcclgroup.com

JARDINE CYCLE & CARRIAGE LIMITED
2004 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Underlying earnings* per share up 37%
- Good result from Astra, now 48% owned
- Motor operations concentrated in Southeast Asia
- Property interests focus on residential development
- Annual dividend increased from US¢8.72 to US¢10.00 per share

"The good trading performance in 2004 benefited from a number of favourable conditions and, while these may not all be repeated in 2005, the outlook for the year remains satisfactory."

Anthony Nightingale, Chairman
18 February 2005

Group Results

	Year ended 31 December				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**1,500**	1,384	*8*	**2,534**	*5*
Profit after tax	**349**	183	*91*	**590**	*86*
Underlying profit attributable to shareholders	**294**	186	*58*	**496**	*53*
Profit attributable to shareholders	**329**	185	*78*	**555**	*73*
	US¢	US¢		**S¢**	
Underlying earnings* per share	**88.84**	64.72	*37*	**150.09**	*33*
Earnings per share	**99.40**	64.30	*55*	**167.95**	*50*
Gross dividend per share	**10.00**	8.72	*15*	**16.53**	*10*
	As at 31 December				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Shareholders' funds	**1,269**	967	*31*	**2,074**	*26*
	US$	US$		**S$**	
Net asset value per share	**3.80**	2.95	*29*	**6.22**	*24*

The exchange rate of US$1=S$1.6339 (31.12.2003: US$1=S$1.7010) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6895 (31.12.2003: US$1=S$1.7417) was used for translating the results for the year.

The financial results for the year ended 31 December 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These results have not been audited or reviewed by the Auditors.

The financial results for the year ended 31 December 2003, which were prepared in accordance with IFRS and audited in accordance with the Singapore Standards on Auditing, have been restated.

**The basis for calculating underlying earnings is set out in Note 6 of this report.*

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CHAIRMAN'S STATEMENT

Jardine Cycle & Carriage made further progress in 2004 achieving an underlying profit of US$294 million, which was supported by strong growth in Astra and good performances by the Group's other operations. The Group continued to realign its business portfolio during the year and release funds for strategic investment.

Change in Accounting Policy

Following a clarification by the International Financial Reporting Interpretation Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy to comply with the International Financial Reporting Standards. The Group had previously accounted for revenue and profit by reference to the percentage of completion, but now only recognises revenue and profit upon delivery of the completed projects. The adoption of the new policy has required the 2003 results to be restated. The change in policy has led to the net profit in 2004 being increased by US$24 million and the 2003 comparative being reduced by US$10 million. The effects of the changes are set out in Note 11 of this report.

Performance

Underlying profit rose 58% to US$294 million in 2004 reflecting the good growth in the equity-accounted contribution from Astra and the change in the basis of recognition of property development profit. Underlying earnings per share rose 37% to US¢88.84, a lower rate of increase reflecting additional shares issued by way of rights issue in the second half of 2003.

Net profit after exceptional items rose 78% to US$329 million. The exceptional gain of US$35 million represented US$26 million from the disposal of motor operations in New Zealand and profits from disposals in Astra, offset by write-downs of US$35 million from the Group's property interests.

The underlying profit contribution from Astra increased by 56% to US$224 million as its excellent results were enhanced further by the Group's increased shareholding. Strong consumer demand in Indonesia and the launch of new models stimulated growth in Astra's motor businesses, and progress was also seen in its finance, palm oil and heavy equipment activities.

Jardine Cycle & Carriage's directly held motor vehicle operations produced an underlying profit of US$35 million. The result was 3% down on 2003, which had benefited from a write-back of warranty provisions. The trading profit would otherwise have improved with a first contribution from Tunas Ridean, a final contribution from the motor logistic operations in Australia prior to disposal and growth in Singapore, offset in part by a decline in Malaysia and the loss of the New Zealand contribution following the sale of that business in mid-year.

Underlying profit from property activities was US$48 million. This compares with US$15 million in 2003 which has been restated in line with the change in accounting policy as the development profit on The Warren and Rio Vista projects was reversed and recognised in full in 2004. The reduction in 2003 was partly compensated by the recognition of the full profit on Forest Hills, which was completed that year, and the write-back of provision for foreseeable losses on Ubi Tech Park.

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Funds arising from disposals helped restrict consolidated net debt to some US$200 million, or 14% of capital employed, at the year end, despite the further investment in Astra.

The Board is recommending a final dividend of US¢8.00 per share less tax which, together with the interim dividend, will give a total dividend for the year of US¢10.00 per share, compared to US¢8.72 per share in the previous year.

Developments

Jardine Cycle & Carriage continued to build its shareholding in Astra during the year, investing US$317 million to increase its stake from 37% to 47%. At the same time, Astra has resumed its strategic development with investments in both existing and new businesses, while also making selective disposals.

Astra participated in United Tractors' US$75 million rights issue and acquired further shares in the market, resulting in it becoming a 56%-held subsidiary by December 2004. United Tractors recorded a US$21 million gain on the disposal of its 60% stake in Berau Coal, which together with the rights issue has strengthened its balance sheet significantly. Pama Persada, a wholly-owned contract mining subsidiary, secured a major 10-year contract with Kaltima Prima Coal to develop a new coal pit. Astra has also increased its shareholding in its quoted palm oil subsidiary, Astra Agro Lestari, from 63% to some 80%, and disposed of its remaining stake in the telecom operation, Pramindo.

In November, Astra expanded its financial services interests in partnership with Standard Chartered Bank when each invested US$152 million to acquire direct shareholdings of 26% in Bank Permata from the Government of Indonesia. The shareholdings were increased to 32% each in December when both partners invested a further US$37 million to acquire additional shares.

Cycle & Carriage has obtained an extension to 2010 for its exclusive Mercedes-Benz retail franchise in Singapore and is building a new flagship centre to accommodate this activity. In March, a 34% shareholding, subsequently increased to 37%, was acquired in PT Tunas Ridean in Indonesia and a further 12% stake was acquired in Cycle & Carriage Bintang in August, making it a 59%-held subsidiary. Following the Group's policy to concentrate its motor interests in Southeast Asia, the New Zealand operations were sold mid-year and the withdrawal from Australia largely completed.

The Group's property activities are being focused on higher yielding residential development. Accordingly, MCL Land disposed of its investment property, 78 Shenton Way, for some US$88 million in October and CCL Group Properties sold Menara Weld in May and finalised the sale of its last major asset, Wisma Cyclecarri, in early 2005. In May 2004, MCL Land entered into a joint venture with Sunrise Berhad to develop a 470-acre site in Seremban in Malaysia. MCL Land is proposing to pay a special dividend to return surplus funds to shareholders, which will benefit the Company by some US$73 million.

People

Tan Sri Abdul Halim bin Ali retired from the Board at the Annual General Meeting in 2004 and was replaced by Datuk Azlan bin Mohd Zainol on 30 April 2004. I would like to thank Tan Sri Halim for his service to the Group and to welcome Datuk Azlan, the Chief Executive Officer of the Employees Provident Fund in Malaysia and the Chairman of RHB Sakura Merchant Bank.

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Philip Eng will be retiring as the Group Managing Director on 28 February 2005. We are grateful for his significant contribution during his 22 years of service. We are fortunate that he will continue to provide services to the Group on a consultancy basis and remain active in MCL Land Limited as its deputy chairman.

Adam Keswick, currently the Group Strategy Director and closely involved in the restructuring of the Group over the last two years, will take on the role of Group Managing Director on 1 March 2005.

On behalf of the Directors, I wish to thank all of the employees of the Group's subsidiaries and associates for their commitment and hard work which contributed to the Group's success in 2004.

Prospects

The good trading performance in 2004 benefited from a number of favourable conditions and, while these may not all be repeated in 2005, the outlook for the year remains satisfactory.

Anthony Nightingale
Chairman
18 February 2005

Jardine Cycle & Carriage Limited

Consolidated Profit and Loss Account for the year ended 31 December

	Note	2004 US$m	Restated 2003 US$m	*Change* %
Continuing operations				
Revenue	3	**1,405.3**	1,202.7	*17*
Cost of sales		**(1,231.6)**	(1,091.4)	*13*
Group profit		**173.7**	111.3	*56*
Other operating income		**18.6**	14.5	*28*
Selling and distribution expenses		**(60.7)**	(71.5)	*- 15*
Administrative expenses		**(42.7)**	(34.8)	*23*
Operating profit		**88.9**	19.5	*356*
Financing charges		**(4.8)**	(8.7)	*- 45*
Share of associates' and joint ventures' results		**286.8**	193.7	*48*
Profit before tax	3	**370.9**	204.5	*81*
Tax	4	**(14.5)**	(5.5)	*164*
Profit after tax from continuing operations		**356.4**	199.0	*79*
Discontinued operations				
Revenue	3	**94.4**	181.5	*-48*
Loss before tax	3	**(3.8)**	(12.3)	*-69*
Tax	4	**(3.2)**	(4.1)	*- 22*
Loss after tax from discontinued operations	10	**(7.0)**	(16.4)	*-57*
Profit after tax	3	**349.4**	182.6	*91*
Profit attributable to:				
Shareholders of the Company		**328.7**	184.6	*78*
Minority interests		**20.7**	(2.0)	*nm*
Net profit		**349.4**	182.6	*91*
		US¢	US¢	%
Earnings per share:	6			
- basic		**99.40**	64.30	*55*
- fully diluted		**99.25**	64.16	*55*

nm: not meaningful

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet at 31 December

	Note	2004 US$m	Restated 2003 US$m
Non-current assets			
Property, plant and equipment		**65.5**	70.8
Investment properties		**31.5**	231.8
Leasehold land payments		**24.8**	15.4
Interests in associates and joint ventures		**1,088.6**	578.4
Deferred tax assets		**2.1**	1.9
Non-current investment		**22.7**	23.8
Other non-current assets		**0.4**	1.2
Negative goodwill		**-**	(14.1)
		1,235.6	909.2
Current assets			
Development properties for sale		**286.2**	424.0
Stocks		**148.4**	177.6
Debtors		**182.6**	171.9
Current tax assets		**4.0**	2.3
Short term investments		**-**	1.7
Bank balances and other liquid funds		**177.0**	119.2
		798.2	896.7
Non-current assets held for sale	10	**40.8**	-
		839.0	896.7
Total assets		**2,074.6**	1,805.9
Non-current liabilities			
Borrowings due after one year	8	**(39.8)**	(63.3)
Deferred tax liabilities		**(5.7)**	(6.1)
Non-current provisions		**-**	(5.9)
Other non-current liabilities		**(0.7)**	(4.2)
		(46.2)	(79.5)
Current liabilities			
Provisions		**(19.1)**	(20.5)
Borrowings due within one year	8	**(341.0)**	(259.8)
Current tax liabilities		**(22.3)**	(15.5)
Creditors		**(153.1)**	(247.4)
		(535.5)	(543.2)
Liabilities associated with non-current assets held for sale	10	**(1.2)**	-
		(536.7)	(543.2)
Total liabilities		**(582.9)**	(622.7)
Net assets		**1,491.7**	1,183.2
Share capital and reserves			
Share capital		**183.6**	180.4
Share premium		**254.9**	239.9
Fair value and other reserves		**17.2**	13.5
Revenue reserve		**813.6**	533.2
Shareholders' funds		**1,269.3**	967.0
Minority interests		**222.4**	216.2
		1,491.7	1,183.2
Net asset value per share		**US$3.80**	US$2.95

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Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the year ended 31 December

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
Balance at 1 January 2004							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of change in accounting policy (Note 11)	-	-	-	(25.9)	(25.9)	(13.5)	(39.4)
- as restated	180.4	239.9	13.5	533.2	967.0	216.2	1,183.2
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.9	0.9	-	0.9
	180.4	239.9	13.5	548.2	982.0	216.2	1,198.2
Revaluation surplus	-	-	4.7	-	4.7	0.1	4.8
Fair value loss of available-for-sale investments, net of tax	-	-	(0.4)	-	(0.4)	(0.3)	(0.7)
Reserves realised on disposal of properties	-	-	(1.0)	1.0	-	-	-
Share of associate's loss on dilution of interest in investments	-	-	-	(5.0)	(5.0)	-	(5.0)
Loss on dilution of interest in a subsidiary	-	-	-	(0.1)	(0.1)	0.1	-
Translation difference	-	-	-	(35.0)	(35.0)	6.7	(28.3)
Net gain/(loss) recognised directly in equity	-	-	3.3	(39.1)	(35.8)	6.6	(29.2)
Profit for the year	-	-	-	328.7	328.7	20.7	349.4
Total recognised gain for the year	-	-	3.3	289.6	292.9	27.3	320.2
Dividends (net)	-	-	-	(24.2)	(24.2)	(7.1)	(31.3)
Issue of shares	3.2	15.0	-	-	18.2	0.4	18.6
Share options granted to employees and directors	-	-	0.4	-	0.4	-	0.4
Acquisition/disposal of subsidiaries	-	-	-	-	-	(14.4)	(14.4)
Balance at 31 December 2004	183.6	254.9	17.2	813.6	1,269.3	222.4	1,491.7
Balance at 1 January 2003							
- as previously reported	130.6	142.2	12.3	333.5	618.6	190.2	808.8
- effect of change in accounting policy (Note 11)	-	-	-	(15.2)	(15.2)	(8.0)	(23.2)
- as restated	130.6	142.2	12.3	318.3	603.4	182.2	785.6
Revaluation surplus	-	-	0.9	-	0.9	-	0.9
Fair value gain of available-for-sale investments, net of tax	-	-	2.8	-	2.8	-	2.8
Reserves realised on disposal of properties	-	-	(2.5)	2.5	-	-	-
Share of associates' loss on dilution of interest in investments	-	-	-	(1.6)	(1.6)	0.5	(1.1)
Loss on dilution of interest in a subsidiary	-	-	-	(0.1)	(0.1)	0.1	-
Translation difference	-	-	-	46.9	46.9	4.0	50.9
Net gain recognised directly in equity	-	-	1.2	47.7	48.9	4.6	53.5
Profit for the year	-	-	-	184.6	184.6	(2.0)	182.6
Total recognised gain for the year	-	-	1.2	232.3	233.5	2.6	236.1
Dividends (net)	-	-	-	(17.4)	(17.4)	(9.4)	(26.8)
Issue of shares	49.8	103.3	-	-	153.1	0.1	153.2
Share issue expenses	-	(5.6)	-	-	(5.6)	-	(5.6)
Acquisition of a subsidiary	-	-	-	-	-	40.7	40.7
Balance at 31 December 2003	180.4	239.9	13.5	533.2	967.0	216.2	1,183.2

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Jardine Cycle & Carriage Limited

Company Balance Sheet at 31 December

	2004 US$m	2003 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.9
Interests in subsidiaries	**476.2**	477.5
Interests in associates	**937.5**	22.9
	1,414.6	501.3
Current assets		
Debtors	**35.8**	606.3
Short term investment	**-**	0.1
Bank balances and other liquid funds	**1.8**	36.1
	37.6	642.5
Total assets	**1,452.2**	1,143.8
Non-current liabilities		
Borrowings due after one year	**-**	(5.6)
Deferred tax liabilities	**(0.4)**	(0.4)
	(0.4)	(6.0)
Current liabilities		
Borrowings due within one year	**(273.7)**	(137.3)
Current tax liabilities	**(0.9)**	(1.2)
Creditors	**(129.3)**	(40.9)
	(403.9)	(179.4)
Total liabilities	**(404.3)**	(185.4)
Net assets	**1,047.9**	958.4
Share capital and reserves		
Share capital	**183.6**	180.4
Share premium	**254.9**	239.9
Share option reserve	**0.4**	-
Revenue reserve	**609.0**	538.1
Shareholders' funds	**1,047.9**	958.4
Net asset value per share	**US$3.14**	US$2.92

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Company Statement of Changes in Equity for the year ended 31 December

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2004	180.4	239.9	-	538.1	958.4
Translation difference – gain recognised directly in equity	-	-	-	41.0	41.0
Profit for the year	-	-	0.4	54.1	54.5
Total recognised gain for the year	-	-	0.4	95.1	95.5
Dividends (net)	-	-	-	(24.2)	(24.2)
Issue of shares	3.2	15.0	-	-	18.2
Balance at 31 December 2004	183.6	254.9	0.4	609.0	1,047.9
Balance at 1 January 2003	130.6	142.2	-	364.3	637.1
Translation difference – gain recognised directly in equity	-	-	-	20.0	20.0
Profit for the year	-	-	-	171.2	171.2
Total recognised gain for the year	-	-	-	191.2	191.2
Dividends (net)	-	-	-	(17.4)	(17.4)
Issue of shares	49.8	103.3	-	-	153.1
Share issue expenses	-	(5.6)	-	-	(5.6)
Balance at 31 December 2003	180.4	239.9	-	538.1	958.4

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Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the year ended 31 December

	Note	2004 US$m	Restated 2003 US$m
Cash flows from operating activities	9	**141.3**	159.8
Cash generated from operations			
Interest paid		**(7.3)**	(20.9)
Interest received		**5.5**	3.4
Other finance costs paid		**(0.3)**	(0.6)
Income tax paid		**(13.8)**	(8.3)
		(15.9)	(26.4)
Net cash flows from operating activities		**125.4**	133.4
Cash flows from investing activities			
Sale of property, plant and equipment		**7.5**	38.7
Sale of investment properties		**138.1**	6.1
Sale of other investments		**1.7**	-
Sale of subsidiaries, net of cash disposed		**47.8**	7.2
Sale of shares in associates		**9.5**	5.6
Purchase of property, plant and equipment		**(13.9)**	(10.1)
Purchase of leasehold land payments		**(9.4)**	-
Purchase of shares in subsidiaries		**(11.1)**	(0.1)
Purchase of shares in associates		**(344.1)**	(144.3)
Acquisition of a subsidiary, net of cash acquired		**-**	21.4
Distribution of excess cash to shareholders		**(0.3)**	-
Dividends received from associates (net)		**56.1**	56.6
Net cash flows used in investing activities		**(118.1)**	(18.9)
Cash flows from financing activities			
Proceeds from issue of shares		**2.1**	137.8
Net increase/(repayment) of loans		**61.2**	(196.9)
Loan to minority shareholders and associates		**-**	(1.1)
Investment by minority shareholders		**0.4**	0.1
Dividends paid to minority shareholders		**(7.2)**	(12.5)
Dividends paid (net)		**(8.1)**	(7.7)
Net cash flows from/(used in) financing activities		**48.4**	(80.3)
Net change in cash and cash equivalents		**55.7**	34.2
Cash and cash equivalents at the beginning of the year		**116.1**	81.9
Effect of exchange rate changes		**5.2**	-
Cash and cash equivalents at the end of the year		**177.0**	116.1

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1 Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and are consistent with those set out in the 2003 audited accounts except for the early adoption of the standards and the change in accounting policy shown below.

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

Early adoption of standards

In 2004, the Group and the Company early adopted the following IFRSes and revised IASes:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in accounting policy for share-based payments. Until 31 December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. In accordance with IFRS 2, for share options granted after 7 November 2002 and not vested as of 1 January 2004, the cost of share options was charged to the profit and loss account. The effect of adopting IFRS 2 is to reduce profit attributable to shareholders in 2004 by US$0.4 million.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill and the recognition of intangible assets. Until 31 December 2003, goodwill was amortised on a straight line basis over a period ranging from 5 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortisation of goodwill from 1 January 2004. Accumulated amortisation as at 31 December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31 December 2003 has been derecognised with a corresponding adjustment to the retained earnings as at 1 January 2004. From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment. IFRS 3 Business Combinations requires that any intangible assets acquired in a business combination must be recognised as assets separately from goodwill if they meet the definition of an asset and are separable or arise from contractual or legal rights and their fair values can be measured reliably. The effect of adopting IFRS 3 is to increase shareholders' funds as at 1 January 2004 by US$15.0 million and to increase profit attributable to shareholders in 2004 by US$1.4 million. The effect of adopting IFRS 38 is to reduce profit attributable to shareholders in 2004 by US$3.4 million. The intangibles are amortised over a period of 30 years.

The Group early adopted IFRS 5 from 1 January 2004 prospectively in accordance with the standard's provisions. The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets (or disposal groups) held for sale or for continuing use. The application of IFRS 5 does not have an impact on the prior year financial statements.

The adoption of the other IFRSes and IASes have no impact on the financial statements of the Company and the Group.

Change in accounting policy

The Group had previously recognised revenue and profit on the sale of development properties based on the percentage of completion method, but now recognises revenue and profit from the sale of development properties upon the delivery of completed projects. The changes are disclosed in Note 11 and prior year comparatives have been restated.

2 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 31 December 2004	31.5	1,491.7	367.1	328.7	99.40
Effect of transfer of fair value changes to asset revaluation reserve on:					
- profit before tax	-	-	3.2	3.2	
- tax	-	-	-	-	
- minority interests	-	-	-	(1.0)	
FRS 25 Group adjusted balances as at 31 December 2004	31.5	1,491.7	370.3	330.9	100.06

3 Revenue and profit

Year ended 31 December	**Group**		
	2004 US$m	2003 US$m	*Change %*
Revenue:			
- 1st half	**741.1**	712.9	*4*
- 2nd half	**758.6**	671.3	*13*
	1,499.7	1,384.2	*8*
Profit after tax:			
- 1st half	**145.9**	96.8	*51*
- 2nd half	**203.5**	85.8	*137*
	349.4	182.6	*91*

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3 **Revenue and profit (cont'd)**

Year ended 31 December	Group		
	2004 US$m	2003 US$m	*Change %*
Profit before tax is determined after including:			
Interest income	**3.0**	3.2	*-6*
Interest expense	**(5.1)**	(15.9)	*-68*
Depreciation and amortisation of property, plant and equipment and leasehold land payments	**(10.1)**	(8.5)	*19*
Write-back/(impairment) of property, plant and equipment	**0.3**	(0.5)	*nm*
Reversal of write-down/(write-down) of stocks	**0.8**	(5.4)	*nm*
Write-back/(impairment) of doubtful debts	**(3.0)**	0.8	*nm*
Provision for warranty and goodwill claims	**(7.2)**	(3.8)	*89*
Net exchange gain/(loss)	**(0.6)**	6.4	*nm*
Translation loss realised on disposal of investment in subsidiaries	**(21.6)**	-	*100*
Profit/(loss) on:			
- sale of property, plant and equipment	**2.8**	(0.1)	*nm*
- sale of investment properties	**(1.6)**	(0.3)	*433*
- sale of undeveloped land	**-**	1.8	*-100*
- sale of subsidiaries	**27.0**	(5.2)	*nm*
- sale of an associate	**0.9**	-	*100*
- sale of properties for sale	**-**	6.2	*-100*
Provision for closure costs	**-**	(6.2)	*-100*
Fair value changes of investment properties	**(21.3)**	(31.8)	*-33*
Write-back in provision for foreseeable losses of development properties for sale	**4.4**	8.8	*-50*
Fair value changes of forward exchange contracts	**(0.2)**	0.2	*nm*
Share options granted to employees and directors	**(0.4)**	-	*100*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*
Negative goodwill on acquisition of shares in an associate	**2.9**	-	*100*
Share of associates'			
- amortisation of intangibles	**(3.4)**	-	*100*
- exchange gain/(loss) on foreign currency debts	**(3.1)**	6.6	*nm*
- gain on sale of investments	**35.1**	16.1	*118*
- gain on debt buyback	**-**	6.6	*-100*
- fair value changes of biological assets	**2.4**	8.6	*-72*

nm: not meaningful

4 **Tax**

The Group's tax charge in 2004 includes a write back of US$0.8 million in respect of prior years' tax.

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief. The Group's higher effective tax rate in 2004 was due to fair value changes of investment properties and certain expenses not deductible for income tax purposes, partly offset by gain on disposal of investments not subject to tax.

5 **Dividends**

Year ended 31 December	Group and Company		
	2004 US$m	2003 US$m	*Change %*
Dividends paid (net of tax):			
- Final dividend in respect of 2003 of US$0.07 per share, 12.09% (2002: S$0.12, 12%) less income tax	**18.8**	13.0	*45*
- Interim dividend in respect of 2004 of US$0.02 per share, 3.41% (2003: S$0.03, 3%) less income tax	**5.4**	4.4	*23*
	24.2	17.4	*39*

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5 Dividends (cont'd)

Year ended 31 December	Group and Company 2004 US$m	2003 US$m	Change %
Value of scrip dividends allotted and issued:			
- Final dividend of previous financial year	**12.3**	9.7	*27*
- Interim dividend of current financial year	**3.8**	-	*100*
	16.1	9.7	*66*

The Board is recommending a final dividend of US¢8.00 per share less tax which, together with the interim dividend, will give a total dividend for the year of US¢10.00 per share.

6 Earnings per share

Year ended 31 December	Group 2004 US$m	2003 US$m
Basic earnings per share		
Profit attributable to shareholders	**328.7**	184.6
Weighted average number of ordinary shares in issue (millions)	**330.7**	287.1
Basic earnings per share	**US¢99.40**	US¢64.30
Diluted earnings per share		
Profit attributable to shareholders	**328.7**	184.6
Weighted average number of ordinary shares in issue (millions)	**330.7**	287.1
Adjustment for assumed conversion of share options (millions)	**0.5**	0.6
Weighted average number of ordinary shares for diluted earnings per share (millions)	**331.2**	287.7
Diluted earnings per share	**US¢99.25**	US¢64.16
Underlying earnings per share		
Underlying profit attributable to shareholders	**293.8**	185.8
Basic underlying earnings per share	**US¢88.84**	US¢64.72
Diluted underlying earnings per share	**US¢88.71**	US¢64.58

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

Year ended 31 December	Group 2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	**328.7**	184.6	*78*
Less:			
Exceptional items			
Share of associates':			
- gain on sale of investments	**35.1**	16.1	*118*
- gain on debt buyback	**-**	6.6	*- 100*
- fair value changes of biological assets	**2.4**	8.6	*- 72*
Negative goodwill on acquisition of shares in a subsidiary	**3.1**	-	*100*
Negative goodwill on acquisition of shares in an associate	**2.9**	-	*100*
Profit on sale of an Australian associate	**0.9**	-	*100*
Profit on sale of Australian properties	**-**	6.2	*- 100*
Loss on exit from Australian operations	**-**	(15.3)	*- 100*
Profit on sale of New Zealand subsidiaries	**26.3**	-	*100*
Fair value changes of investment properties	**(13.6)**	(21.6)	*- 37*
Deferred tax on fair value changes of investment properties	**-**	0.1	*- 100*
Loss on sale of investment properties	**(0.6)**	(0.2)	*200*
Loss on liquidation of a subsidiary	**-**	(1.7)	*- 100*
Translation loss realised on disposal of investment in subsidiaries	**(21.6)**	-	*100*
	34.9	(1.2)	*nm*
Underlying profit attributable to shareholders	**293.8**	185.8	*58*

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7 Segment information

Primary reporting format – business segment

	Astra US$m	Motor US$m	Property US$m	Others US$m	Total US$m
Year ended 31 December 2004					
Revenue		1,142.9	356.8	-	1,499.7
Segment results		39.9	27.6	18.2	85.7
Financing charges					(5.4)
Share of associates' and joint ventures' results	261.9	14.2	10.5	0.2	286.8
Profit before tax					367.1
Tax					(17.7)
Profit after tax					349.4
Segment assets	-	353.5	612.5	13.9	979.9
Interests in associates and joint ventures	993.0	70.5	20.6	4.5	1,088.6
	993.0	424.0	633.1	18.4	2,068.5
Unallocated assets					6.1
Total assets					2,074.6
Segment liabilities	-	159.5	114.1	281.3	554.9
Unallocated liabilities					28.0
Total liabilities					582.9
Capital expenditure	-	12.8	0.7	0.4	13.9
Depreciation and amortisation	-	9.5	0.4	0.2	10.1
Year ended 31 December 2003					
Revenue		1,307.4	76.8	-	1,384.2
Segment results		30.6	(18.0)	(3.6)	9.0
Financing charges					(10.5)
Share of associates' and joint ventures' results	175.5	9.4	8.6	0.2	193.7
Profit before tax					192.2
Tax					(9.6)
Profit after tax					182.6
Segment assets	-	422.2	768.3	32.8	1,223.3
Interests in associates and joint ventures	519.8	41.1	13.1	4.4	578.4
	519.8	463.3	781.4	37.2	1,801.7
Unallocated assets					4.2
Total assets					1,805.9
Segment liabilities	-	180.2	274.3	146.7	601.2
Unallocated liabilities					21.5
Total liabilities					622.7
Capital expenditure	-	8.6	0.9	0.6	10.1
Depreciation and amortisation	-	6.6	1.8	0.1	8.5

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7 Segment information (cont'd)

The Group is organised into three main business segments:

1. Astra
2. Motor
3. Property

Other operations of the Group comprise mainly investment holding activities.

Astra is a segment as the business is separately managed.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, operating assets and cash, and exclude current and deferred tax assets.

Segment liabilities comprise operating liabilities and exclude current and deferred tax liabilities.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, heavy equipment and information technology.

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Australasia - the areas of operation were mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks. The Group will cease to operate in Australasia with the disposal of its remaining business in this geographical area.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

	Revenue US$m	Total assets US$m	Capital expenditure US$m
Year ended 31 December 2004			
Singapore	1,154.5	809.4	5.6
Indonesia	-	1,020.9	-
Malaysia	212.2	204.6	6.7
Australasia	99.0	22.7	0.4
Others	34.0	17.0	1.2
	1,499.7	2,074.6	13.9
Year ended 31 December 2003			
Singapore	834.8	910.5	7.4
Indonesia	-	519.8	-
Malaysia	44.5	266.8	0.2
Australasia	474.0	97.7	2.4
Others	30.9	11.1	0.1
	1,384.2	1,805.9	10.1

8 Borrowings

	Group	
	At 31.12.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	-	16.1
- unsecured	341.0	243.7
	341.0	259.8
Borrowings due after one year:		
- secured	39.8	57.7
- unsecured	-	5.6
	39.8	63.3
Total borrowings	380.8	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$246.5 million (31.12.03: US$218.4 million).

9 Cash flows from operating activities

	Group	
Year ended 31 December	2004 US$m	2003 US$m
Profit before tax	367.1	192.2
Adjustments for:		
Interest income	(3.0)	(3.2)
Financing charges	5.4	10.5
Share of associates' and joint ventures' results	(286.8)	(193.7)
Depreciation, amortisation and impairment of property, plant and equipment and leasehold land payments	9.8	9.0
Revaluation deficit of property, plant and equipment	0.3	-
Impairment of other investments	(0.1)	-
Foreign exchange translation difference	22.9	(6.3)
(Profit)/loss on sale of property, plant and equipment	(2.8)	0.1
Profit on sale of properties for sale	-	(6.2)
Write-back of provision for warranty in a subsidiary	-	(6.6)
(Profit)/loss on disposal of subsidiaries	(27.0)	5.2
Fair value changes of investment properties	21.3	31.8
Loss on sale of investment properties	1.6	0.3
Profit on sale of an associate	(0.9)	-
Negative goodwill	(3.1)	(0.7)
Share options granted to employees and directors	0.4	-
	(262.0)	(159.8)
Operating profit before working capital changes	105.1	32.4
Changes in working capital:		
Development properties for sale	150.2	(49.8)
Stocks	(1.4)	63.8
Debtors	(23.6)	14.8
Creditors	(89.0)	52.7
Retention money payable	-	1.3
Amounts owing by associates and joint ventures	-	44.6
	36.2	127.4
Cash flows from operating activities	141.3	159.8

10 Non-current assets held for sale and discontinued operations

During the year, the Group's 83.6%-held subsidiary, CCL (Weld) Properties Sdn Bhd and its 65.7%-held subsidiary, MCL Land (78 SW) Pte Ltd disposed of investment properties, Menara Weld and 78 Shenton Way, respectively and the Company disposed of its motor operations in New Zealand. In addition, the Group's 83.6%-held subsidiary, CCL (Cyclecarri) Properties Sdn Bhd completed the sale of Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) on 31 January 2005, leaving the remaining property at Jalan Tuanku Abdul Rahman with a value of RM15 million (US$3.9 million) to be sold.

The disposal of the investment properties forms part of the Group's strategy of selling its investment properties and focusing on development properties while the sale of its motor operations in New Zealand is in line with the Group's strategy of focusing its motor interests in Southeast Asia.

Year ended 31 December	Group 2004 US$m	2003 US$m
Operating profit of discontinued operations:		
Revenue	**94.4**	181.5
Operating expenses	**(82.3)**	(161.6)
Operating profit	**12.1**	19.9
Financing charges	**(0.6)**	(1.8)
Profit before tax	**11.5**	18.1
Tax	**(3.2)**	(4.1)
Profit after tax	**8.3**	14.0
Profit on disposal of discontinued operations:		
Sale of New Zealand operations	**26.3**	-
Sale of an investment property	**0.2**	-
Write-down in value of investment properties held for sale to fair value less costs to sell	**(20.2)**	(30.4)
Translation loss realised on disposal of investment in subsidiaries	**(21.6)**	-
Total loss from discontinued operations	**(7.0)**	(16.4)
Cashflow of discontinued operations:		
Operating cash flows	**3.2**	16.5
Investment cash flows	**131.0**	0.7
Financing cash flows	**(12.2)**	(4.3)
Total cash inflows	**122.0**	12.9

The major assets and liabilities of the segment were as follows:

	Group 2004 US$m
Property, plant and equipment	**0.1**
Investment property	**40.7**
Total assets	**40.8**
Creditors	**(0.9)**
Current tax liability	**(0.3)**
Total liabilities	**(1.2)**
Net assets	**39.6**

11 Change in accounting policy

The Group has consistently recognised revenue from the sale of development properties using the percentage of completion ("POC") method by applying IAS 11: Construction Contracts for the year ended 31 December 2003 and SAS 11 for the years prior to 31 December 2003.

In November 2004, the International Financial Reporting Interpretation Committee issued a clarification, which indicated that the POC method might not apply to pre-completion contracts for the sale of development properties as the sale of development properties should be accounted for as sales of goods under IAS 18: Revenue and not accounted for under IAS 11 as the typical pre-completion contracts for the sale of development properties do not fall within the definition of construction contracts.

In 2004, the Group changed its accounting policy to recognise revenue and profit on the sale of development properties from the POC method to the completion method when the projects have been completed and are delivered. The key effects on the financial statements are as follows:

	Development properties for sale	Shareholders' funds	Revenue	Profit attributable to shareholders	Earnings per share
	US$m	US$m	US$m	US$m	US¢
31 December 2004					
Group's balances based on POC method	256.3	1,271.2	1,298.7	304.5	92.08
Impact of using completed method	29.9	(1.9)	201.0	24.2	
Group's balances based on completed method	286.2	1,269.3	1,499.7	328.7	99.40
31 December 2003					
Group's balances based on POC method	339.6	992.9	1,446.8	194.7	67.82
Impact of using completed method	84.4	(25.9)	(62.6)	(10.1)	
Group's balances restated based on completed method	424.0	967.0	1,384.2	184.6	64.30

12 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) US$m	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) US$m
Three months ended 31 December 2004		
Jardine Matheson Limited		
- management consultancy services	-	0.5
Jardine OneSolution (2001) Pte Ltd		
- engagement of IT services	-	0.1
Sale of a motor vehicle to a director	0.1	-
Gammon Construction Limited Singapore Branch		
- construction of building	-	11.8
- additions to building	-	0.2
	0.1	12.6
Year ended 31 December 2004		
Jardine International Motors (Mauritius) Limited		
- purchase of 33.7% interest in PT Tunas Ridean Tbk	19.8	-
J. I. Motor Holdings B.V.		
- purchase of 12.3% interest in Cycle & Carriage Bintang Berhad	10.9	-
Jardine Matheson Limited		
- management consultancy services	-	1.6
Jardine Matheson (Singapore) Ltd		
- sale of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd		
- engagement of IT services	-	0.3
Cycle & Carriage Bintang Berhad		
- rental of property	-	0.1
- management services	0.1	-
Sale of a motor vehicle to a director	0.1	-
Gammon Construction Limited Singapore Branch		
- construction of building	-	11.8
- additions to building	-	0.2
	30.9	14.2

13 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 945,000 as at 31 December 2004 (2003: 2,138,400).

Between 1 October 2004 and 31 December 2004, 235,400 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.907, S$2.927 and S$5.699 per share.

13 Issue of shares (cont'd)

On 8 October 2004, 926,897 ordinary shares were issued to shareholders who had elected to participate in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme in respect of the interim dividend of US$0.02 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2004.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 October 2004 and 31 December 2004.

14 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed on Tuesday, 17 May 2005 for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on Monday, 16 May 2005 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend. The final dividend will be paid on or about 5 July 2005. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

15 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 31 December 2004 and up to the date of this report other than the completion of the sale of the Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) by a 83.6%-held subsidiary CCL (Cyclecarri) Properties Sdn Bhd on 31 January 2005.

16 Notice pursuant to Rule 704(11) of the listing Manual

Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Jardine Cycle & Carriage Limited wishes to announce that no person occupying a managerial position in the Company or any of its principal subsidiaries is a relative of a director or chief executive officer or substantial shareholder of the Company.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the year ended 31 December 2004 can be accessed through the internet at 'www.jcclgroup.com'.



Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH. D.C.
202 SECTION

Group Secretariat

1st March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of the 2004 Preliminary Announcement of Results issued today in respect of the above Company

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl



Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda



Press Release

www.jardines.com

To: Business Editor

1st March 2005
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Strategic Holdings Limited
2004 Preliminary Announcement of Results

Highlights

- Net asset value per share* up 58% to US$12.80
- Underlying earnings per share up 45% to US¢65.66
- Strong performances across the Group
- Significant growth in contribution from Southeast Asia
- Hongkong Land commercial property values recovering
- Dividend increases 5%

"The good results in 2004 were due in part to stronger markets in Asia, but also reflect the improvements that have taken place within our businesses in recent years. Most of these are successful leaders in their chosen market sectors and are actively building upon their respective positions. The prospects for 2005 are promising, although it will not be easy to repeat the high levels of growth in earnings per share achieved in recent years."

Henry Keswick, *Chairman*
1st March 2005

* Based on the market price of the Company's holdings

The basis of calculation of underlying earnings is set out on page 21.

The final dividend of US¢10.40 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 5th May 2005, to shareholders on the register of members at the close of business on 18th March 2005 and will be available in cash with a scrip alternative. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Strategic Holdings Limited


MAR 0 7 2005
WASH. D.C.
202
SECTION

Preliminary Announcement of Results For The Year Ended 31st December 2004

The combination of a broad business portfolio and an enhanced geographic spread stood the Company in good stead in 2004. The Group's businesses all performed well, enabling Jardine Strategic to report record earnings and net asset value per share. A particular feature of the year was the increased emphasis on Southeast Asia, which accounted for 50% of the Company's underlying profit, compared with 16% five years ago.

Results

Jardine Strategic's underlying profit in 2004 increased by 42% from US$284 million to US$404 million. Underlying earnings per share increased by 45% from US¢45.33 to US¢65.66. Net asset value per share, based on the market price of the Company's holdings, increased by 58% from US$8.09 to US$12.80 at the year end.

Profit attributable to shareholders for the year was US$1,122 million. The Company's share of a 32% increase in the valuation of Hongkong Land's investment properties in 2004 was US$611 million, which under international accounting rules is required to be taken through the profit and loss account rather than directly to reserves. The net result also benefited from a tax refund and the sale of investment properties and other disposals, partially offset by asset impairments.

The Board is recommending a final dividend of US¢10.40 per share, which together with the interim dividend of US¢4.80 per share gives a total for the full year of US¢15.20 per share, an increase of 5% compared with US¢14.50 per share for the prior year. The dividend will be available in cash with a scrip alternative.

Review of the Year

Jardine Matheson produced good results from its wholly-owned subsidiaries Jardine Pacific and Jardine Motors. Strong economic growth in the Region, particularly in Hong Kong, enabled Jardine Pacific's operations to increase profitability and achieve high returns on capital, the only material exception being in the construction sector, where the market remained weak. During the year, Jardine Pacific streamlined further its portfolio and restructured both its engineering and its airport services operations.

Despite some improvement in its key markets, recent disposals led to a decline in Jardine Motors' trading profit, although its net profit was boosted by a tax refund. Jardine Motors has re-positioned itself in the United Kingdom to concentrate on luxury marques, as it

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already has in Hong Kong and Southern China. During the year it sold its remaining business in the United States and rationalized its Southeast Asian interests with the sale to Jardine Cycle & Carriage ('JC&C') of stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia. Jardine Motors will continue to expand its Mercedes-Benz network in Southern China and develop its Hyundai distributorship in Hong Kong, while in the United Kingdom it will be investing in improved facilities for recently acquired businesses.

The largest individual contribution to the Company's results in 2004 was from JC&C, which showed outstanding growth. It achieved a record profit of US$294 million, of which Astra's share improved by 56% to US$224 million. At the Jardine Strategic level, JC&C's and Astra's contribution was enhanced by increased shareholdings in both companies. Astra's motor and palm oil operations are performing well, and it has resumed its strategic development in Indonesia following its return to full financial health. In late 2004, in an expansion of its successful financial services interests, Astra invested some US$190 million to acquire a 32% interest in Bank Permata, with its joint venture partner Standard Chartered Bank taking an equivalent stake. Its now 56%-held subsidiary, United Tractors, was also refinanced during the year and its balance sheet strengthened. JC&C continued to realign its business portfolio, raising its holding in Astra from 37% to 48%, concentrating its motor operations in Southeast Asia and acquiring additional interests in Malaysia and Indonesia. It also reached agreement to extend its exclusive Mercedes-Benz retail franchise for Singapore to 2010. In the property sector, the group is withdrawing from investment property to focus on higher yielding residential developments in Singapore and Malaysia. Surplus funds released in this process by MCL Land are being returned to shareholders by way of a special dividend.

There was continued progress at Dairy Farm with increases in sales and earnings across its whole range of supermarket, convenience and health and beauty stores in both its operating regions of North Asia and South Asia. These improvements result from Dairy Farm's consistent strategy of focusing on retailing in Asia with multiple formats tailored to local needs. The group now has leading market positions in Hong Kong, Indonesia, Malaysia, Singapore and Taiwan, and is developing in Mainland China, Korea and India. Also key to its success is the work it has done to develop efficient shared support functions. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.

Hongkong Land's balance sheet was strengthened by a substantial revaluation of its investment properties, and profits rose as earnings from residential sales more than offset continuing negative rent reversions. The company has taken advantage of the attraction of Hong Kong's Central District to build market share, while at the same time maximizing the value in its core portfolio with innovative developments. The full benefits of this strategy,

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however, will not be felt until 2006 and 2007 as although the commercial property market is firming it will take time for rents to return to pre-recession levels. Regular investment in its retail portfolio has also enabled the company to benefit from the growth in retail spending in Hong Kong. The company is now looking to expand its grade A commercial and retail expertise in other markets in Asia, such as Singapore and Bangkok. In parallel with investing in its commercial and retail assets, the company has also been growing a residential business in Hong Kong and Mainland China.

Mandarin Oriental benefited from increased travel, although its development programme again affected immediate profitability. Its strategy is of a long-term nature, but its luxury brand has now become well established in international markets, and considerably better returns are anticipated over the next few years. Progress has been made towards achieving its goal of operating 10,000 rooms in key destinations and of being recognized as one of the world's leading luxury hotel groups. The group's latest US properties in New York and Washington D.C. are now fully opened, and in 2004 management contracts were announced for hotels in Paris, Prague, Chiang Mai in Thailand and Riviera Maya in Mexico. With 21 hotels in operation and a further five hotels under development, Mandarin Oriental now comprises a geographically diversified portfolio of almost 8,000 rooms.

Jardine Lloyd Thompson ('JLT'), a 32%-owned affiliate of Jardine Matheson, saw its earnings fall in sterling terms due to a combination of adverse factors that resulted in a marked reduction in the profitability of its risk and insurance business, although its contribution rose on translation into dollars. The company's underlying businesses remain strong, and with its recognized position in the industry there are opportunities for expansion at a time of turmoil in insurance markets arising from legal action by the New York Attorney General. Towards the end of the year, JLT acquired majority holdings in broking companies in Mexico, Colombia and Peru.

Shareholdings

Strong balance sheets and healthy cash flows, supplemented by the proceeds from disposals, allowed the Group to consolidate its holdings in the shares of Group companies without inhibiting capital expenditure programmes or dividend increases. Accordingly, further purchases and repurchases of shares were made during the year in line with the established strategy of allocating resources to such activity when this can be accomplished on attractive terms. Jardine Strategic's attributable interests are now 53% in Jardine Matheson, 79% in Dairy Farm, 43% in Hongkong Land, 60% in Jardine Cycle & Carriage and 75% in Mandarin Oriental. Jardine Matheson and Jardine Strategic have both repurchased their own shares, and Jardine Matheson has also continued to acquire shares in Jardine Strategic where its shareholding now stands at 79%.

Prospects

In conclusion, the Chairman, Henry Keswick said, "The good results in 2004 were due in part to stronger markets in Asia, but also reflect the improvements that have taken place within the Group's businesses in recent years. Most of these are successful leaders in their chosen market sectors and are actively building upon their respective positions. The prospects for 2005 are promising, although it will not be easy to repeat the high levels of growth in earnings per share achieved in recent years."

Operating Review

Jardine Matheson

Jardine Matheson's principal businesses performed well in 2004 enabling the company to report record earnings and net assets per share. Underlying profit rose 30% to US$394 million in 2004. On a per share basis, underlying earnings rose 35% to US¢112.20, enhanced by the effect of share repurchases. Adjusted net assets per share rose 52% to US$11.09, due mainly to property revaluations.

- **Jardine Pacific's** businesses benefited from strong economic growth in 2004, particularly in Hong Kong, and underlying profit rose 22% to US$94 million. Shareholders' funds were reduced by 18% to US$326 million following distributions of US$211 million. The return on average shareholders' funds, excluding non-recurring items, rose to 26%.

  HACTL produced another excellent result as the Pearl River Delta generated record cargo volumes, and Jardine Aviation also benefited from increased activity at the Hong Kong International Airport. Jardine Shipping increased its contribution as rates firmed. Gammon had a difficult year culminating in a net loss and a slow construction market in Hong Kong also led to a lower contribution from Jardine Schindler. Jardine Engineering Corporation's result rose following restructuring and better returns from its operations in Hong Kong, Thailand and the Philippines. Jardine OneSolution's working capital management improved further, but earnings were flat. Jardine Restaurants achieved an excellent result with all territories producing increased store margins and turnover, although its earnings will be significantly lower in 2005 following the sale of its Hawaiian operations in December. The group's other interests performed in line with expectations.

  During the year, Jardine Pacific sold its interests in UTL, an inland container terminal in Taiwan, Caterpillar dealerships in Taiwan and Hawaii, Pizza Hut and Taco Bell franchises in Hawaii, its remaining wines and spirits interests, and its shares in Pacific Basin.

- **Jardine Motors'** underlying net profit from continuing businesses was steady at US$36 million. In addition, the overall results benefited from a US$46 million repayment of Value Added Tax in the United Kingdom following a successful industry test-case.

  The group made disposals in the United Kingdom and the United States, and rationalized its Southeast Asian interests with the sale of its stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia to Group affiliate, Jardine Cycle & Carriage. Jardine Motors' activities are now in Hong Kong, Mainland China and the United Kingdom.

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In Hong Kong, Zung Fu performed relatively well as the new car market improved and its aftersales remained strong. In the first year of its exclusive Hyundai passenger car franchise in Hong Kong costs were incurred in the promotion of the brand. In Southern China, the Mercedes-Benz distribution joint venture, Southern Star, achieved higher sales in a difficult market, while Zung Fu's service centres continued their improving performance.

In the United Kingdom, dealership operations showed a modest improvement, and its vehicle leasing business had another good year. The overall results were enhanced by the strength of sterling. The group has recognized a net pension deficit of US$60 million through reserves in line with revised accounting policies. Future exposure has been restricted, and the balance sheet impact was partly mitigated by the US$46 million tax repayment. The franchise reorganization in the United Kingdom is now largely complete, but the cost of integrating recent acquisitions and a more difficult market may restrain growth in profitability in the near term.

- **Jardine Lloyd Thompson's** turnover rose by 9% in 2004 to £468 million, up 12% at constant rates of exchange. Profit before tax, exceptional items and goodwill amortization was £100 million, compared to £111 million in 2003. The figures for both periods reflect the adoption of revised UK accounting standards. A combination of factors led to the reduction in earnings, including a marked second half reduction in the profitability of JLT's Risk Solutions business. The results, however, benefited from good performances in most of JLT's retail and employee benefits operations.

  JLT's revenues from Risk & Insurance grew by 10% to £384 million, although the trading environment proved difficult as the insurance market softened at a faster rate than had been anticipated. This, coupled with lower reinsurance revenues in the United Kingdom and the United States and weakness of the US dollar, had a significant impact on overall profitability. Elsewhere in the United Kingdom, and in Australasia, Canada and Brazil, JLT achieved good growth. The results for 2004 reflect only a marginal effect of the developments in Latin America where, in December, JLT acquired majority holdings in insurance and reinsurance broking companies, initially focusing on Mexico, Colombia and Peru.

  Revenue from Employee Benefits grew by 9% to £83 million. The business in the United Kingdom continued to make progress, while in the United States there was modest underlying growth in revenue, and profitability also improved due to continued cost control.

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Hongkong Land

Hongkong Land's underlying earnings rose by 13% to US$197 million. Net rental income fell by 6% as negative reversions continued to work through the group's Hong Kong office portfolio despite a market recovery, although the retail component rose by 9%. The lower income from Hongkong Land's commercial business was, however, more than offset by profits from residential sales. With improving rents and falling yields on capital transactions, the external valuation of the group's investment property portfolio increased by 32% in the year to 31st December 2004. Under IFRS, a surplus, before the provision for tax, of US$1,701 million was credited to group profit, producing a net profit of US$1,688 million for 2004.

The take-up of new office stock in Hong Kong's Central District led to a rebound in office rents in 2004. The retail market, which had recovered earlier than the office sector, continued to perform well as local consumer spending added to the beneficial effect of increased tourist arrivals. Hongkong Land is continuing to invest in its core commercial assets against a background of an improving cycle in the Hong Kong office and retail property markets. It is currently developing additional retail and office space and a luxury hotel in the Landmark complex to be managed by Mandarin Oriental, with phased completion during 2005 and 2006. Provided the current positive trend is maintained, rental reversions should begin to enhance earnings within the next 12 months.

The office market in Singapore also began to recover, albeit more slowly than in Hong Kong, and the group's joint-venture development at One Raffles Quay has pre-committed its first tenants. In the residential sector, Hongkong Land completed sales of most of the second phase of Central Park in Beijing, while in Hong Kong most of its residential units have been sold and handed over to buyers. The group intends to grow this business, although future earnings from residential sales will fluctuate as the scale of completions varies from year to year.

Dairy Farm

Dairy Farm achieved good growth in sales and earnings in 2004 as it continued the successful strategy of concentrating on developing retail operations in Asia. Growth was assisted by an improved economic climate, and acquisitions made in recent years also contributed significantly to its performance. Sales, including associates, increased by 14% to US$5 billion and underlying profit rose by 29% to US$165 million. The net profit of US$251 million was enhanced by exceptional gains of US$86 million arising from disposals, predominantly the sale of the group's Hong Kong ice manufacturing business and several surplus properties. Benefiting from the asset sales, the group returned to a net cash position by the year end. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.

In Southeast Asia, sales rose by 27% and profits by 43%. The acquisition of Shop N Save in late 2003 contributed to a substantial increase in sales and earnings in Singapore, complementing good performances from the other major banners. Organic store growth and maturing acquisitions also led to a strong year in Malaysia. The group's direct shareholding in its Indonesian listed affiliate, PT Hero Supermarket Tbk, was increased from 12% to 33% through a tender offer in January 2005, and a further 25% interest is held through exchangeable bonds. Hero expanded its Giant hypermarket business in 2004 and took further steps to improve the performance of its supermarkets.

In North Asia, growth was achieved in most businesses as sales for the Region increased by 8% and operating profit rose by 42%. In Hong Kong, all banners produced higher profits against a background of improved sentiment and economic conditions. In contrast, markets in Taiwan and Korea were less buoyant, although generally satisfactory results were achieved. In Southern China, the expansion of 7-Eleven continued and the operations of Mannings' health and beauty stores began in the last quarter. The development of the IKEA franchise gained momentum, with new stores in both Hong Kong and Taiwan, and further developments planned for 2005. Dairy Farm's restaurant associate, Maxim's, reported improved results in Hong Kong and continues to expand in China.

Mandarin Oriental

A sustained recovery in global travel benefited most of the Mandarin Oriental's hotels in 2004. In its Hong Kong, London, New York and Bangkok properties, higher occupancy levels led to better revenues and profit margins. The group's new hotels in New York and Washington D.C. were well received in 2004, although they will take time to realize their full potential.

Mandarin Oriental reported earnings before interest, tax, depreciation and amortization for 2004 of US$99 million, after some US$11 million pre-opening costs and initial operating losses in Washington D.C. This compares with US$69 million in 2003, which included a US$16 million business interruption insurance claim offset by some US$8 million pre-opening costs and initial operating losses. In addition, the 2004 result benefited from a US$10 million partial writeback of an impairment against the Kuala Lumpur hotel. Profit attributable to shareholders in 2004 increased to US$28 million, up from US$3 million in 2003; excluding depreciation on hotel buildings it would have been US$40 million in 2004, up from US$13 million in 2003. The company has resumed dividend payments.

Mandarin Oriental's development strategy has gathered momentum with most of its recently announced hotels being management contracts, thus requiring limited capital contributions and demonstrating the growing strength of the brand. The group is moving steadily towards its target of at least 10,000 rooms in major cities and resort destinations around the world,

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with over 7,000 currently in operation and a further 700 under development. Four new hotels were announced in 2004: the management of Hotel Royal Monceau in Paris was assumed in June; a new resort in Northern Thailand opened in mid-December; a resort will open on the Riviera Maya in Mexico in early 2006; and a new hotel will be opened in Prague in the first half of 2006.

Of its current developments, The Landmark Mandarin Oriental, Hong Kong will open in the third quarter of 2005, and Mandarin Oriental, Tokyo is now due to open before the end of 2005. Work has begun on Mandarin Oriental, Boston, which is expected to open in 2007. The Oriental, Singapore is nearing completion of its major renovation, and a US$110 million renovation programme for Mandarin Oriental, Hong Kong is to be undertaken beginning at the end of 2005.

Jardine Cycle & Carriage

Jardine Cycle & Carriage recorded strong growth in underlying profit in 2004, up 58% at US$294 million. This growth was primarily due to Astra's contribution increasing 56% to US$224 million; enhanced by JC&C's increased shareholding which now stands at 48%. A change in the basis of profit recognition of property development also had a positive effect. Underlying earnings per share rose 37%, a lower rate of increase due to the effect of a rights issue in late 2003.

Astra experienced strong consumer demand in Indonesia, and the launch of new models stimulated growth in its motor businesses. There was also progress in its finance, palm oil and heavy equipment activities. Astra has now resumed its strategic development with investments in both existing and new businesses, while also making selective disposals. Astra's shareholding in United Tractors was increased to 56% through supporting its rights issue and market purchases. The refinancing together with gains on disposals, including Berau Coal, have strengthened United Tractors' balance sheet. Astra also increased its interest in Astra Agro Lestari, its quoted palm oil subsidiary, to 80%, and disposed of its remaining stake in the telecom operation, Pramindo. At the year-end Astra expanded its financial services interests in partnership with Standard Chartered Bank when each acquired direct shareholdings of 32% in Bank Permata.

JC&C's directly held motor operations produced an underlying profit of US$35 million, 3% down on 2003 which had included the write-back of warranty provisions. The trading profit benefited from the first contribution from 37%-held PT Tunas Ridean, a final contribution from Australia and growth in Singapore, where its exclusive Mercedes-Benz retail franchise has been extended to 2010. There was a decline in Malaysia, where its stake in Cycle & Carriage Bintang was increased by 12% to 59%, and the loss of the contribution from New Zealand following the sale of that business in mid-year for a gain of US$26 million.

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Underlying profit from property activities was US$48 million, compared with a restated US$15 million in 2003. A change in accounting policy now requires revenue and profit on property developments to be recognized on full completion. The group's property activities are being refocused on higher yielding residential development and a number of investment properties were sold, including 78 Shenton Way by MCL Land for some US$88 million. MCL Land is to pay a special dividend to return surplus funds to shareholders, which will benefit JC&C by some US$73 million.

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Jardine Strategic Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Revenue *(note 2)*	**5,793**	5,059
Cost of sales	**(4,282)**	(3,796)
Gross profit	**1,511**	1,263
Other operating income	**170**	75
Selling and distribution costs	**(956)**	(871)
Administration expenses	**(272)**	(234)
Other operating expenses	**(76)**	(64)
Operating profit *(note 3)*	**377**	169
Financing charges	**(83)**	(75)
Share of results of Jardine Matheson *(note 4)*	**54**	66
Share of results of associates and joint ventures excluding change in fair value of investment properties	**428**	301
Increase/(decrease) in fair value of investment properties	**611**	(322)
Share of results of associates and joint ventures *(note 5)*	**1,039**	(21)
Profit before tax	**1,387**	139
Tax *(note 6)*	**(51)**	(34)
Profit for the year	**1,336**	105
Attributable to:		
Shareholders of the Company	**1,122**	(13)
Minority interests	**214**	118
	1,336	105

	US¢	US¢
Earnings/(loss) per share *(note 8)*		
- basic	**182.46**	(2.03)
- diluted	**182.10**	(2.31)

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Jardine Strategic Holdings Limited
Consolidated Balance Sheet
at 31st December 2004

	2004 US$m	Restated 2003 US$m
Net operating assets		
Intangible assets	**357**	220
Tangible assets	**1,216**	1,260
Investment properties	**31**	232
Leasehold land payments	**423**	427
Investment in Jardine Matheson	**600**	528
Associates and joint ventures	**3,697**	2,386
Other investments	**300**	304
Deferred tax assets	**20**	27
Pension assets	**70**	52
Other non-current assets	**-**	15
Non-current assets	**6,714**	5,451
Properties for sale	**286**	424
Stocks	**493**	508
Debtors and prepayments	**343**	293
Current tax assets	**12**	8
Bank balances and other liquid funds	**702**	418
	1,836	1,651
Non-current assets classified as held for sale *(note 9)*	**148**	-
Current assets	**1,984**	1,651
Creditors and accruals	**(1,158)**	(1,183)
Current borrowings	**(451)**	(292)
Current tax liabilities	**(53)**	(38)
Current provisions	**(19)**	(21)
	(1,681)	(1,534)
Liabilities directly associated with non-current assets classified as held for sale *(note 9)*	**(1)**	-
Current liabilities	**(1,682)**	(1,534)
Net current assets	**302**	117
Long-term borrowings *(note 10)*	**(1,579)**	(1,562)
Deferred tax liabilities	**(109)**	(106)
Pension liabilities	**(7)**	(6)
Non-current provisions	**-**	(6)
Other non-current liabilities	**(26)**	(13)
	5,295	3,875
Total equity		
Share capital	**52**	52
Share premium and capital reserves	**1,317**	1,328
Revenue and other reserves	**3,804**	2,452
Own shares held	**(904)**	(867)
Shareholders' funds	**4,269**	2,965
Minority interests	**1,026**	910
	5,295	3,875

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Jardine Strategic Holdings Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Surpluses/(deficits) on revaluation of properties	**63**	(7)
Gains on revaluation of other investments	**54**	117
Actuarial gains on defined benefit pension plans	**27**	77
Net exchange translation differences	**(27)**	81
(Losses)/gains on cash flow hedges	**(6)**	10
Tax on items taken directly to equity	**(27)**	(12)
Net income recognized directly in equity	**84**	266
Transfer to profit and loss on disposal and impairment of other investments	**71**	1
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	**25**	6
Transfer to profit and loss on cash flow hedges	**3**	-
Profit for the year	**1,336**	105
Total recognized income and expense for the year	**1,519**	378
Attributable to:		
Shareholders of the Company	**1,292**	213
Minority interests	**227**	165
	1,519	378

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Jardine Strategic Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Operating activities		
Operating profit	**377**	169
Interest income	**(12)**	(14)
Depreciation and amortization	**131**	134
Other non-cash items	**(57)**	51
Decrease in working capital	**63**	138
Interest received	**14**	9
Interest and other financing charges paid	**(70)**	(86)
Tax paid	**(43)**	(29)
	403	372
Dividends from Jardine Matheson	**105**	94
Dividends from associates and joint ventures	**145**	139
Cash flows from operating activities	**653**	605
Investing activities		
Purchase of subsidiary undertakings *(note 13(a))*	**(120)**	(277)
Purchase of associates and joint ventures *(note 13(b))*	**(404)**	(184)
Repayment of amounts due to associates	**-**	(78)
Repayment of amounts due to Jardine Matheson	**-**	(17)
Purchase of other investments	**(13)**	(2)
Purchase of tangible assets	**(148)**	(181)
Purchase of leasehold land	**(10)**	-
Sale of subsidiary undertakings *(note 13(c))*	**68**	7
Sale of associates and joint ventures	**17**	15
Sale of other investments *(note 13(d))*	**38**	49
Sale of tangible assets	**18**	40
Sale of investment properties	**138**	6
Sale of leasehold land	**77**	-
Cash flows from investing activities	**(339)**	(622)
Financing activities		
Repurchase of shares	**(12)**	-
Capital contribution from minority shareholders	**8**	65
Grants received	**-**	4
Drawdown of borrowings	**1,062**	423
Repayment of borrowings	**(909)**	(580)
Dividends paid by the Company	**(154)**	(152)
Dividends paid to minority shareholders	**(31)**	(112)
Cash flows from financing activities	**(36)**	(352)
Effect of exchange rate changes	**9**	(3)
Net increase/(decrease) in cash and cash equivalents	**287**	(372)
Cash and cash equivalents at 1st January	**415**	787
Cash and cash equivalents at 31st December	**702**	415

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1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2004 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2004, the Group early adopted the following IFRS which are relevant to its operations: IFRS 2, Share-based Payment; IFRS 3, Business Combinations; IFRS 4, Insurance Contracts; IFRS 5, Non-current Assets Held for Sale and Discontinued Operations; IAS 19 (amended 2004), Employee Benefits; IAS 36 (revised 2004), Impairment of Assets; IAS 38 (revised 2004), Intangible Assets; and IAS 39 (amended 2004), Financial Instruments: Recognition and Measurement.

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the consolidated profit and loss account. The Group applies IFRS 2 to share options granted after 7th November 2002 and not vested as of 1st January 2004, and charges the cost of share options to the consolidated profit and loss account. The comparative figures for 2003 have been restated to reflect the change in policy.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

The Group has changed its accounting policy for defined benefit pension plans to recognize actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense as permitted by IAS 19 (amended 2004). Previously, actuarial gains and losses, to the

extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognized in the consolidated profit and loss account over the average remaining service lives of employees. The comparative figures for 2003 have been restated to reflect the change in policy.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy for properties for sale to recognize profit on the sale of properties under development only upon delivery of the completed properties. Previously, the Group had recognized profit by reference to the percentage of completion. The comparative figures for 2003 have been restated to reflect the change in policy.

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Decrease in profit attributable to shareholders	**(1)**	-
Decrease in basic earnings per share (US¢)	**(0.21)**	(0.07)
Decrease in diluted earnings per share (US¢)	**(0.21)**	(0.07)
The adoption of IFRS 3 resulted in:		
Increase in total equity at 1st January	**151**	-
The change in accounting policy for defined benefit pension plans resulted in:		
Increase in profit for the year	**5**	8
Increase in profit attributable to shareholders	**5**	8
Decrease in total equity at 1st January	**(69)**	(137)
Increase in basic earnings per share (US¢)	**0.76**	1.24
Increase in diluted earnings per share (US¢)	**0.76**	1.24
The change in accounting policy for properties for sale resulted in:		
Increase/(decrease) in revenue	**201**	(63)
Increase/(decrease) in profit for the year	**37**	(15)
Increase/(decrease) in profit attributable to shareholders	**14**	(5)
Decrease in total equity at 1st January	**(39)**	(23)
Increase/(decrease) in basic earnings per share (US¢)	**2.31**	(0.82)
Increase/(decrease) in diluted earnings per share (US¢)	**2.31**	(0.82)

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2. Revenue

	2004 US$m	2003 US$m
By business:		
Dairy Farm	**3,956**	3,457
Mandarin Oriental	**337**	218
Jardine Cycle & Carriage	**1,500**	1,384
	5,793	5,059

3. Operating Profit

	2004 US$m	2003 US$m
By business:		
Dairy Farm	**262**	129
Mandarin Oriental	**44**	34
Jardine Cycle & Carriage	**83**	10
	389	173
Corporate and other interests	**(12)**	(4)
	377	169

4. Share of Results of Jardine Matheson

	2004 US$m	2003 US$m
Share of results excluding change in fair value of investment properties	**41**	62
Increase in fair value of investment properties	**13**	4
	54	66

Results are shown after tax and minority interests, and included US$24 million relating to value added tax recovery in Jardine Motors Group and a transfer from reserves on impairment of a listed investment *(refer note 8).*

5. Share of Results of Associates and Joint Ventures

	2004 US$m	2003 US$m
By business:		
Hongkong Land	**111**	80
Dairy Farm	**21**	18
Mandarin Oriental	**13**	(1)
Jardine Cycle & Carriage	**283**	204
	428	301
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	**611**	(314)
- other	**-**	(8)
	1,039	(21)

Results are shown after tax and minority interests, and after including excess of fair value of net assets acquired over cost of acquisition of US$1 million. In 2003, results are also shown after amortization of goodwill.

6. Tax

	2004 US$m	2003 US$m
Current tax	**52**	31
Deferred tax	**(1)**	3
	51	34

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates.

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7. Profit/(loss) attributable to shareholders

	2004 US$m	2003 US$m
By business:		
Jardine Matheson	**67**	50
Hongkong Land	**84**	76
Dairy Farm	**128**	91
Mandarin Oriental	**13**	7
Jardine Cycle & Carriage	**164**	95
Corporate and other interests	**(52)**	(35)
Underlying profit attributable to shareholders	**404**	284
Value added tax recovery in Jardine Matheson	**24**	-
Underlying profit including value added tax recovery	**428**	284
Increase/(decrease) in fair value of investment properties	**616**	(321)
Other non-recurring items	**78**	24
Profit/(loss) attributable to shareholders	**1,122**	(13)

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8. Earnings Per Share

Basic earnings per share is calculated on profit attributable to shareholders of US$1,122 million *(2003: loss of US$13 million)* and on the weighted average number of 615 million *(2003: 627 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by Jardine Matheson.

Diluted earnings per share is calculated on profit attributable to shareholders of US$1,120 million *(2003: loss of US$15 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of Jardine Matheson, subsidiary undertakings, associate or joint ventures.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	2004			2003		
	US$m	Basic earnings per share US¢	Diluted earnings per share US¢	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Underlying profit	**404**	**65.66**	**65.33**	284	45.33	45.06
Value added tax recovery in Jardine Matheson	**24**			-		
Underlying profit including value added tax recovery	**428**	**69.54**	**69.22**	284	45.33	45.06
Increase/(decrease) in fair value of investment properties	**616**			(321)		
Other adjustments	**78**			24		
	694			(297)		
Profit/(loss) attributable to shareholders	**1,122**	**182.46**	**182.10**	(13)	(2.03)	(2.31)

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

8. Earnings Per Share (continued)

	2004 US$m	2003 US$m
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	611	(314)
- Jardine Matheson	13	4
- other	(8)	(11)
	616	(321)
Sale and closure of businesses		
- Hawaiian restaurant operations	9	-
- Pizza Hut South China	-	4
- Asia Container Terminals	25	-
- Hong Kong Ice & Cold Storage	11	-
- United States motor operations	8	6
- French motor operations	1	(6)
- New Zealand motor operations	14	-
- Australian motor operations	-	(4)
- PT Toyota-Astra Motor	9	10
- other	5	-
	82	10
Asset impairment		
- Hongkong Land	1	3
- listed investment+	(58)	-
- port facilities	(13)	-
- Mandarin Oriental Kuala Lumpur	7	-
	(63)	3
Restructuring of businesses		
- Edaran Otomobil Nasional	12	-
- French insurance broking associate	-	5
- other	(2)	-
	10	5
Realization of exchange losses*	(4)	-
Revaluation deficit on properties and provision for onerous leases	(2)	(1)
Fair value gain on biological assets	1	5
Fair value gain/(loss) on options embedded in Jardine Matheson Guaranteed Bonds	4	(1)
Sale of leasehold properties	52	-
Sale of investments	(3)	5
Negative goodwill on acquisition of an associate	1	-
Debt buyback in an associate	-	3
Adjustments for depreciation, amortization and deferred tax#	-	(5)
	694	(297)

+ Transfer from reserves on impairment of investment in J.P. Morgan Chase shares in Jardine Matheson.

* Arising on repatriation of capital from a foreign subsidiary undertaking of Jardine Matheson.

Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

9. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2004 **US$m**
Tangible assets	**107**
Investment properties	**41**
Total assets	**148**
Creditors and accruals	**(1)**
Total liabilities	**(1)**

Tangible assets held for sale comprised of Dairy Farm's property portfolio in Malaysia, the sale of which is expected to be completed in 2005 at an amount not materially different from the carrying value. Investment properties held for sale comprised of Jardine Cycle & Carriage's land and buildings in Malaysia of which US$37 million related to a property which was sold in January 2005.

10. Long-Term Borrowings

	2004 **US$m**	2003 US$m
Dairy Farm	**346**	288
Mandarin Oriental	**522**	532
Jardine Cycle & Carriage	**381**	323
Corporate	**781**	711
Total borrowings	**2,030**	1,854
Less: Amount included in current liabilities	**(451)**	(292)
	1,579	1,562

11. Dividends

	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share	**104**	104
Interim dividend in respect of 2004 of US¢4.80 *(2003: US¢4.60)* per share	**50**	48
	154	152
Less Company's share of dividends paid on the shares held by Jardine Matheson	**(63)**	(60)
	91	92

A final dividend in respect of 2004 of US¢10.40 *(2003: US¢9.90)* per share amounting to a total of US$109 million *(2003: US$104 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by Jardine Matheson of US$45 million *(2003: US$42 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

12. Corporate Cash Flow and Net Debt

	2004 US$m	2003 US$m
Dividends receivable		
Subsidiary undertakings	**68**	352
Jardine Matheson	**105**	94
Associates	**56**	55
Other holdings	**8**	12
	237	513
Less: taken in scrip	**(14)**	(8)
	223	505
Other operating cash flows	**(48)**	(40)
Cash flows from operating activities	**175**	465
Investing activities		
Purchase of subsidiary undertakings	**(92)**	(90)
Purchase of associates	**(54)**	(35)
Purchase of other investments	**(11)**	-
Repayment of amounts due to associates	**-**	(78)
Repayment of amounts due to Jardine Matheson	**-**	(17)
Sale of other investments	**23**	38
Cash flows from investing activities	**(134)**	(182)
Financing activities		
Repurchase of shares	**(12)**	-
Dividends paid by the Company	**(154)**	(152)
Cash flows from financing activities	**(166)**	(152)
Effect of exchange rate changes	**(9)**	(5)
Net (increase)/decrease in net debt	**(134)**	126
Net debt at 1st January	**(641)**	(767)
Net debt at 31st December	**(775)**	(641)
Represented by:		
Bank balances and other liquid funds	**5**	70
6.375% Guaranteed Bonds due 2011	**(296)**	(295)
Other long-term borrowings	**(484)**	(416)
	(775)	(641)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

13. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings

	2004 US$m	2003 US$m
Tangible assets	**2**	149
Investment properties	**-**	8
Leasehold land payments	**-**	12
Other investments	**-**	24
Current assets	**1**	133
Current liabilities	**-**	(154)
Deferred tax liabilities	**-**	(3)
Minority interests	**15**	(5)
Fair value at acquisition	**18**	164
Adjustment for minority interests	**-**	(40)
Share of fair value at acquisition	**18**	124
Goodwill attributable to subsidiary undertakings	**10**	60
Total consideration	**28**	184
Adjustment for deferred consideration and carrying value of associates and joint ventures	**-**	(67)
Cash and cash equivalents of subsidiary undertakings acquired	**-**	(28)
Net cash outflow	**28**	89
Purchase of shares in Dairy Farm	**40**	181
Purchase of shares in Mandarin Oriental	**-**	7
Purchase of shares in Jardine Cycle & Carriage	**52**	-
	120	277

Net cash outflow of US$28 million included Dairy Farm's store acquisitions of US$16 million and Jardine Cycle & Carriage's acquisition of an additional 12.3% interest in Cycle & Carriage Bintang of US$11 million.

Net cash outflow in 2003 of US$89 million included Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million, net of cash and cash equivalents of US$21 million in Cycle & Carriage Bintang at 31st December 2003 when it became a subsidiary undertaking of Jardine Cycle & Carriage.

(b) Purchase of associates and joint ventures included the Company's increased interest in Hongkong Land of US$55 million *(2003: US$35 million)* and Jardine Cycle & Carriage's increased interest in Astra of US$319 million *(2003: US$135 million)*.

13. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings

	2004 US$m	2003 US$m
Tangible assets	**12**	1
Leasehold land payments	**1**	-
Deferred tax assets	**1**	-
Current assets	**51**	56
Current liabilities	**(31)**	(50)
Long-term borrowings	**(2)**	-
Deferred tax liabilities	**(1)**	-
Net assets disposed of	**31**	7
Cumulative exchange translation differences	**(4)**	5
Profit/(loss) on disposal	**41**	(5)
Sale proceeds	**68**	7

Sale proceeds in 2004 of US$68 million included Dairy Farm's sale of Hong Kong Ice and Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$48 million.

(d) Sale of other investments in 2004 included Mandarin Oriental's corporate investments of US$13 million and the Company's interest in Hap Seng Consolidated of US$20 million. Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

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14. Market Value Basis Net Assets

Net assets based on the market price of the Company's holdings:

	2004 US$m	2003 US$m
Jardine Matheson	**1,380**	1,100
Hongkong Land	**2,546**	1,594
Dairy Farm	**2,540**	1,763
Mandarin Oriental	**554**	368
Jardine Cycle & Carriage	**1,294**	598
Other holdings	**271**	260
Corporate	**(803)**	(656)
	7,782	5,027
	US$	US$
Net assets per share	**12.80**	8.09

The final dividend of US¢10.40 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 5th May 2005, to shareholders on the register of members at the close of business on 18th March 2005, and will be available in cash with a scrip alternative. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd April 2005. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 27th April 2005. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

GolinHarris
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2004 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

Jardine Strategic is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Group. Its principal attributable interests are in Jardine Matheson 53%, Hongkong Land 43%, Dairy Farm 79%, Mandarin Oriental 75% and Jardine Cycle & Carriage 60%.

The primary share listing of the parent company, Jardine Strategic Holdings Limited, is in London, with secondary listings in Singapore and Bermuda. The Company is incorporated in Bermuda and its interests are managed from Hong Kong by Jardine Matheson Limited.